Exhibit 99.1

Cheche Group Reports Second Half and Full Year 2025 Unaudited Financial Results

BEIJING, China – April 2, 2026 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche,” “the Company” or “we”), China’s leading auto insurance technology platform, today announced its unaudited financial results for the second half and full year ended December 31, 2025.

Key Business Highlights

●	Partnerships with New Energy Vehicle (NEV) companies(1) reached 16 in the second half 2025 and led to 1.2 million policies with corresponding written premium of RMB3.7 billion (US$532.0 million), representing an increase of 61.8% and 63.9%, respectively, compared to the prior-year period. Embedded policies and corresponding written premium for the full year 2025 reached 2.0 million and RMB6.3 billion (US$902.1 million), representing growth of 85.3% and 91.0%, respectively, compared to the prior year.
●	Gross profit for the second half 2025 increased 0.5% to RMB94.6 million (US$13.5 million) compared to the prior-year period, while gross profit for the full year 2025 increased 1.0% to RMB160.4 million (US$22.9 million). The improved business structure, mainly evidenced by the proportion of NEV premium out of total written premium increasing to 24.1% and 23.4% for the second half 2025 and full year 2025, respectively, from 17.2% and 13.6% for the prior-year period, led to a higher gross margin.
●	Operating income for the second half 2025 was RMB6.1 million (US$0.9 million), compared to operating loss of RMB9.3 million in the prior-year period. Operating loss for the full year 2025 decreased by 68.6% to RMB20.9 million (US$3.0 million), compared to the prior year.
●	Adjusted operating income(2) for the second half 2025 was RMB18.5 million (US$2.6 million), compared to adjusted operating loss of RMB1.5 million for the prior-year period. Adjusted operating income for the full year 2025 was RMB5.6 million (US$0.8 million), compared to adjusted operating loss of RMB28.2 million for the prior year.
●	Net income was RMB7.8 million (US$1.1 million) for the second half 2025, compared to net loss of RMB6.4 million in the prior-year period. Net loss for the full year 2025 was RMB17.8 million (US$2.5 million), compared to net loss of RMB61.2 million in the prior year.
●	Adjusted net income(2) for the second half 2025 was RMB22.2 million (US$3.2 million), compared to adjusted net loss RMB0.3 million in the prior-year period. Adjusted net income for the full year 2025 was RMB11.6 million (US$1.7 million), compared to adjusted net loss of RMB24.8 million in the prior year.
●	Total written premiums placed for the second half 2025 increased by 16.9% year-over-year to RMB15.5 billion (US$2.2 billion), while total written premiums placed for the full year 2025 increased by 11.0% over the prior year to RMB27.0 billion (US$3.9 billion).
●	Total number of policies issued for the second half 2025 increased from 9.3 million for the prior-year period to 12.0 million, while the total number of policies issued over the full year 2025 increased from 17.3 million of the prior year to 20.3 million.

(1) The rapid growth of the NEV market has created new opportunities for auto insurance offerings and propelled revenue growth for auto insurance providers. Cheche started to collaborate with NEV manufacturers in 2022, and such collaborations yielded considerable results in 2023. Cheche believes that the ongoing growth of the NEV market and the introduction of innovative NEV auto insurance solutions will further fuel the revenue contribution from its partnership with NEV manufacturers. The management of Cheche utilizes the number of partnerships with NEV manufacturers, the number of insurance policies embedded in the new NEV deliveries, and the amount of corresponding premium generated from such embedded policies as the main operating metrics to evaluate its business and presents such operating metrics for investors to better understand and evaluate Cheche’s business.

(2) Adjusted Operating Income/Loss and Adjusted Net Income/Loss are non-GAAP measures. For further information on the non-GAAP financial measures presented above, see the “Non-GAAP Financial Measures” section below.

Management Comments

“2025 marks a pivotal inflection point for Cheche, validating the commercial potential of an intelligent connected auto insurance model that unites data-driven insights with AI innovation. We remain deeply focused on the NEV and intelligent connected vehicle ecosystem, embedding insurance services seamlessly into both the car-buying and ownership experience - earning strong recognition from consumers, automakers, and insurers alike,” said Lei Zhang, Founder, CEO, and Chairman of Cheche. “We achieved both adjusted operating and bottom-line profitability for the year , milestones that reflect the strength of our business transformation and the rapid expansion of NEV premiums within our revenue mix. That shift is fundamentally reshaping our economics, driving higher gross margins even as our fee structure evolves alongside it.

“Our operational discipline is equally evident. We reduced total operating expenses while growing policies issued and written premiums placed, demonstrating that scale and efficiency can advance together. The quality and ambition of our intelligent connected vehicle and NEV partnerships deepened throughout the year, culminating in a landmark agreement with several leading automakers, including Huawei’s HarmonyOS, BYD, and Volkswagen’s Jinbiao brand, to build a full-lifecycle digital financial and insurance service platform for electric vehicle owners.

“As part of our AI-driven innovation and global expansion strategy, we have enhanced our risk-pricing capabilities, which will soon be deployed across multiple intelligent connected vehicle models. We are also advancing our international footprint across key regions including Asia-Pacific and Latin America. With Chinese automakers exporting over 8 million vehicles annually, Cheche is uniquely positioned - leveraging its technological expertise and deep customer partnerships - to deliver sustainable, long-term value for our shareholders.”

Unaudited Second Half 2025 Financial Results

Net Revenues were RMB1,661.2 million (US$237.5 million), representing a 9.4% year-over-year decrease from the prior-year period driven by a higher proportion of NEV premiums, which carry a lower insurance service fee rate, within total written premiums, which increased to 24.1% from 17.2%.

Cost of Revenues decreased 10.0% year-over-year to RMB1,566.6 million (US$224.0 million) from the prior-year period, mainly due to a decline in net revenues and higher gross margin driven by the rapid growth of the NEV business.

Gross profit increased 0.5% to RMB94.6 million (US$13.5 million) compared to the prior-year period, despite the lower net revenues, as the improved business structure led to a higher gross margin.

Selling and Marketing Expenses decreased by 18.1% to RMB31.0 million (US$4.4 million) from RMB37.8 million in the prior-year period, mainly due to the decrease in staff costs and share-based compensation expenses. Excluding share-based compensation expenses, adjusted selling and marketing expenses were RMB29.8 million (US$4.3 million), a decrease of 16.7% compared to the prior-year period.

General and Administrative Expenses decreased 16.5% to RMB38.5 million (US$5.5 million) from RMB46.1 million for the prior-year period, mainly driven by the decrease in staff costs and professional service fees, partially offset by increased share-based compensation expenses. Excluding share-based compensation, adjusted general and administrative expenses decreased 31.5% year over year, from RMB42.0 million to RMB28.7 million (US$4.1 million).

Research and Development Expenses decreased 2.5% to RMB18.9 million (US$2.7 million) from RMB19.4 million in the prior-year period, mainly due to the decrease in staff costs, professional service fees and share-based compensation. Excluding share-based compensation expenses, adjusted research and development expenses decreased by 1.4% to RMB18.6 million (US$2.7 million) from RMB18.9 million in the prior-year period.

Total Operating Expenses decreased 14.4% to RMB88.4 million (US$12.6 million) from RMB103.4 million in the prior-year period, mainly driven by the decrease in staff costs and professional service fees, partially offset by increased share-based compensation expenses. Excluding share-based compensation expenses, adjusted total operating expenses decreased by 20.2% to RMB77.1 million (US$11.0 million) from RMB96.6 million in the prior-year period.

Operating income was RMB6.1 million (US$0.9 million), compared to operating loss of RMB9.3 million in the prior-year period. Excluding share-based compensation expenses and amortization of intangible assets related to the acquisition, Adjusted Operating Income was RMB18.5 million (US$2.6 million), compared to adjusted operating loss of RMB1.5 million for the prior-year period, which resulted from the improved business structure and the improvement of our operational efficiency.

Net income was RMB7.8 million (US$1.1 million), compared to net loss of RMB6.4 million in the prior-year period, mainly driven by the enhanced business structure, the improvement of our operational efficiency, and the positive impact from the fluctuation of exchange rate. Excluding share-based compensation expenses, amortization of intangible assets, changes in fair value of amounts due to a related party, and change in fair value of warrants, Adjusted Net Income was RMB22.2 million (US$3.2 million), compared to adjusted net loss RMB0.3 million in the prior-year period.

Net Income Per Share, basic and diluted, was RMB0.09 (US$0.01), compared to a loss of RMB0.08 for the prior-year period. Adjusted Net Income Per Share, basic and diluted, was RMB0.27 (US$0.04) and RMB0.26(US$0.04), compared to a break-even result for the prior-year period.

Unaudited Full Year 2025 Financial Results

Net Revenues were RMB3,009.8 million (US$430.4 million), representing a 13.3% year-over-year decrease from the prior year, mainly driven by a higher proportion of NEV premiums, which carry a lower insurance service fee rate, within total written premiums, which increased to 23.4% from 13.6%.

Cost of Revenues decreased 14.0% year-over-year to RMB2,849.5 million (US$407.5 million) from the prior year, mainly due to a decline in net revenues and higher gross margin driven by the rapid growth of the NEV business.

Gross profit increased 1.0% to RMB160.4 million (US$22.9 million) compared to the prior year, despite the lower net revenues, as the improved business structure led to a higher gross margin.

Selling and Marketing Expenses decreased by 14.2% to RMB68.2 million (US$9.8 million) from RMB79.5 million in the prior year, mainly due to the decrease in staff costs and share-based compensation expenses. Excluding share-based compensation expenses, adjusted selling and marketing expenses were RMB65.2 million (US$9.3 million), a decrease of 11.7% compared to the prior-year period.

General and Administrative Expenses decreased 29.8% to RMB75.8 million (US$10.8 million) from RMB107.9 million for the prior year, mainly driven by the decrease in staff costs, share-based compensation expenses and professional service fees. Excluding share-based compensation and dispute resolution expenses, adjusted general and administrative expenses decreased 30.2% year over year, from RMB79.2 million to RMB55.3 million (US$7.9 million).

Research and Development Expenses decreased 1.9% to RMB37.2 million (US$5.3 million) from RMB37.9 million in the prior year, mainly due to the decrease in staff costs and share-based compensation. Excluding share-based compensation expenses, adjusted research and development expenses increased by 0.9% to RMB36.4 million (US$5.2 million) from RMB36.1 million in the prior year.

Total Operating Expenses decreased 19.6% to RMB181.2 million (US$25.9 million) from RMB225.3 million in the prior year, mainly driven by the decrease in staff costs and share-based compensation expenses. Excluding share-based compensation expenses and dispute resolution expenses, adjusted total operating expenses decreased by 17.0% to RMB156.9 million (US$22.4 million) from RMB189.1 million in the prior year.

Operating loss was RMB20.9 million (US$3.0 million), representing an improvement of 68.6% compared to operating loss of RMB66.5 million in the prior year. Excluding share-based compensation expenses, amortization of intangible assets related to the acquisition and dispute resolution expenses, Adjusted Operating Income was RMB5.6 million (US$0.8 million), compared to adjusted operating loss of RMB28.2 million for the prior year, which resulted from the improved business structure and the improvement of our operational efficiency.

Net loss was RMB17.8 million (US$2.5 million), representing an improvement of 71.0% compared to net loss of RMB61.2 million in the prior year. Excluding share-based compensation expenses, amortization of intangible assets, changes in fair value of amounts due to a related party, change in fair value of warrants and dispute resolution expenses, Adjusted Net Income was RMB11.6 million (US$1.7 million), compared to adjusted net loss RMB24.8 million in the prior-year period.

Net Loss Per Share, basic and diluted, was RMB0.22 (US$0.03), compared to a loss of RMB0.78 for the prior-year period. Adjusted Net Income Per Share, basic and diluted, was RMB0.14 (US$0.02), compared to a loss of RMB0.32 for the prior-year period.

2025 and Subsequent Business Highlights

●

On January 13, 2025, Cheche announced that Cheche Technology Inc., the Company’s wholly owned subsidiary, as a pioneer of insurance technology in China, was recognized by KPMG China as one of China’s top 50 leading fintech companies. Cheche’s growth and success at the helm of digital insurance transformation is further underscored by this recognition.

●	On February 24, 2025, Cheche announced that its innovative Tianmu Insurance Anti-Fraud and Risk Control Model has been recognized in the prestigious Top 100 AI Products of 2024 list. The award-winning Tianmu Model integrates advanced technologies such as big data, artificial intelligence, and biometrics to construct an intelligent anti-fraud and risk control system. This accolade highlights Cheche’s commitment to leveraging cutting-edge technology in the insurance industry.

●	On April 22, 2025, Cheche announced that it had entered into a partnership with Wuhu Jetour Automobile Sales Company Limited, an automotive brand under Chery Holding Group Co., Ltd. (“Chery Holding Group”). We see tremendous potential in expanding our services and product offerings to other automotive brands within Chery Holding Group in the near future.

●	On August 28, 2025, in conjunction with plans to begin expanding internationally in Q4 2025, Cheche announced two new digital initiatives - the AI-Driven Intelligent Insurance Tool and the Fintech Solution for Automakers Abroad - as it seeks to fully leverage its strengths in smart, connected new energy vehicles (NEVs) and collaborate with partners to navigate the global landscape of next-generation data-driven automotive innovation.

●	On September 8, 2025, Cheche announced a new phase in its partnership with NIO Inc. (NYSE: NIO) (“NIO”), aimed at delivering refined insurance services across NIO’s multi-brand portfolio. The collaboration will focus on optimizing the insurance experience for NEVs, including policy issuance, intelligent risk control, and claims management.

●	On September 17, 2025, Cheche announced the expansion of its strategic partnership with Volkswagen (Anhui) Automotive Company Limited, through the agreement with Volkswagen (Anhui) Digital Sales and Services Co., Ltd.(“DSSO”), as the automaker continues to roll out new models. This marks a significant step forward in delivering integrated, tech-enabled insurance solutions tailored to the evolving needs of the NEV market.

●	On December 4, 2025, Cheche announced that it had entered into a partnership with FAW Bestune Automobile Co., Ltd. Sales Branch and Jilin Dingjia Automotive Business Service Co., Ltd., which are under China FAW Group Co., Ltd. Through this collaboration, Cheche’s insurance solutions are now integrated with the official 12123 traffic management platform, enabling car owners to purchase new car insurance and apply for temporary license plates online. This upgrade reflects Cheche’s commitment to delivering high-standard, end-to-end digital insurance services and strengthening its role as a trusted partner to automakers.

●	On January 29, 2026, Cheche announced that DSSO, Beijing Cardif Airstar Property & Casualty Insurance Co., Ltd. (“Cardif Airstar Insurance”), and Cheche Group Inc. had held a strategic cooperation signing ceremony on that day. They will collaborate to develop digital insurance services for Volkswagen owners and expand into areas such as intelligent pricing, intelligent-driving insurance, and non-auto insurance. The partnership aims to establish a digital financial and insurance service system covering the full lifecycle of electric vehicle ownership.

Balance Sheet

As of December 31, 2025, the Company had RMB170.8 million (US$24.4 million) in total cash and cash equivalents, restricted cash and short-term investments.

Business Outlook

For the full year 2026, Cheche expects the following results:

●	Net revenues ranging from approximately RMB3.0 billion to approximately RMB3.2 billion, representing flat to an increase of approximately 6.7%, compared to the full year of 2025.
●	Total Written Premiums Placed ranging from approximately RMB28.0 billion to approximately RMB30.0 billion, representing an increase of approximately 3.7% to approximately 11.1%, compared to the full year of 2025.
●	NEV Written Premiums Placed ranging from approximately RMB10.5 billion to approximately RMB12.0 billion, representing an increase of approximately 66.7% to approximately 90.5%, compared to the full year of 2025.
●	Adjusted Net Income multiplying several folds compared to the full year of 2025.

This preliminary guidance reflects Cheche’s current expectations as of the date of this release and is subject to the risks and uncertainties described in, and should be read in conjunction with, our Safe Harbor Statements.

Conference Call

Cheche will host a webcast and conference call to discuss its second half and full year 2025 results today at 8:00 a.m. EDT. A live webcast and a slide presentation will be available on Cheche’s investor relations website in the “Events” section of the Company’s investor relations website under the “News & Events” header at ir.chechegroup.com.

The dial-in numbers for the conference call are as follows:

●	Participant (toll-free): 1-888-346-8982

●	Participant (international): 1-412-902-4272

●	Hong Kong Toll Free: 800-905945

●	Mainland China Toll-Free: 4001-201203

Please dial in 10 to 15 minutes before the scheduled start time.

A webcast replay of the call will be available at ir.chechegroup.com for one year following the call.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the reader’s convenience. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referenced could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

Non-GAAP Financial Measures

Cheche has provided non-GAAP financial measures in this press release that have not been prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

Cheche uses adjusted selling and marketing expenses, adjusted general and administrative expenses, adjusted research and development expenses, adjusted total operating expenses, adjusted operating income/loss, adjusted net income/loss, and adjusted net income/loss per share, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes.

Cheche defines adjusted total operating expenses as total operating expenses adjusted for the impact of share-based compensation and dispute resolution expenses, which represents expenses incurred by Cheche in connection with settling a dispute with a certain security holder. Cheche defines adjusted operating income/loss as operating income/loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets and dispute resolution expenses. Cheche defines adjusted net income/loss as net income/loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and dispute resolution expenses. Adjusted net income/loss per share, basic and diluted, is calculated as adjusted net income/loss divided by weighted-average ordinary shares outstanding.

Cheche believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the impact of share-based compensation expenses, amortization of intangible assets related to acquisition, and change in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and listing related professional service fees and dispute resolution expenses. Cheche believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Cheche’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Cheche encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Cheche mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimations, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Unaudited Condensed Consolidated Balance Sheets (All amounts in thousands, except for share and per share data)

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	117,472	144,511	20,665
Restricted Cash	-	5,000	715
Short-term investments	35,423	226	32
Accounts receivable, net	982,479	1,145,752	163,840
Prepayments and other current assets	45,436	60,059	8,588
Total current assets	1,180,810	1,355,548	193,840

Non-current assets:
Restricted Cash	5,000	21,086	3,015
Property, equipment and leasehold improvement, net	1,368	831	119
Intangible assets, net	5,950	3,850	551
Right-of-use assets	5,653	6,453	923
Goodwill	84,609	84,609	12,099
Other non-current assets	4,530	2,477	354
Total non-current assets	107,110	119,306	17,061
Total assets	1,287,920	1,474,854	210,901

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	725,815	842,728	120,509
Short-term borrowings	30,000	80,500	11,511
Contract liabilities	1,781	1,044	149
Salary and welfare benefits payable	80,377	83,686	11,967
Tax payable	12,011	22,657	3,240
Amounts due to related party	-	50,626	7,239
Accrued expenses and other current liabilities	25,248	19,206	2,747
Short-term lease liabilities	3,037	4,727	676
Total current liabilities	878,269	1,105,174	158,038

Non-current liabilities:
Amounts due to related party	45,811	-	-
Deferred tax liabilities	1,488	963	138
Long-term borrowings	-	9,800	1,401
Long-term lease liabilities	2,137	801	115
Deferred revenue	1,432	1,432	205
Warrant	3,032	1,512	216
Total non-current liabilities	53,900	14,508	2,075

Total liabilities	932,169	1,119,682	160,113

Ordinary shares	6	6	1
Treasury stock	(1,025)	(1,025)	(147)
Additional paid-in capital	2,525,741	2,550,197	364,673
Accumulated deficit	(2,175,057)	(2,192,846)	(313,573)
Accumulated other comprehensive income/(loss)	6,086	(1,160)	(166)
Total Cheche’s shareholders’ equity	355,751	355,172	50,788

Total liabilities and shareholders’ equity	1,287,920	1,474,854	210,901

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss/Income (All amounts in thousands, except for share and per share data)

	For the Six Months Ended			For the Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD

Net revenues	1,834,153	1,661,193	237,547	3,473,139	3,009,845	430,402
Cost of revenues	(1,740,092)	(1,566,618)	(224,023)	(3,314,377)	(2,849,487)	(407,471)
Gross profit	94,061	94,575	13,524	158,762	160,358	22,931
Operating expenses:
Selling and marketing expenses	(37,840)	(30,999)	(4,433)	(79,501)	(68,249)	(9,759)
General and administrative expenses	(46,104)	(38,503)	(5,506)	(107,857)	(75,758)	(10,833)
Research and development expenses	(19,422)	(18,945)	(2,709)	(37,947)	(37,238)	(5,325)
Total operating expenses	(103,366)	(88,447)	(12,648)	(225,305)	(181,245)	(25,917)
Operating (loss)/income	(9,305)	6,128	876	(66,543)	(20,887)	(2,986)

Other expenses:
Interest income	2,780	1,567	224	6,037	3,236	463
Interest expense	(398)	(1,066)	(152)	(838)	(2,279)	(326)
Foreign exchange (losses )/gains	(1,755)	3,912	559	(2,810)	4,805	687
Government grants	653	584	84	887	1,879	269
Changes in fair value of warrant	(742)	362	52	2,634	1,476	211
Changes in fair value of amounts due to related party	2,529	(2,409)	(344)	(757)	(4,461)	(638)
Others, net	(317)	(1,510)	(216)	(137)	(1,964)	(281)
(Loss)/Income before income tax	(6,555)	7,568	1,083	(61,527)	(18,195)	(2,601)
Income tax credit	191	211	30	291	406	58

Net (loss)/income	(6,364)	7,779	1,113	(61,236)	(17,789)	(2,543)
Net (loss)/income attributable to the Cheche’s ordinary shareholders	(6,364)	7,779	1,113	(61,236)	(17,789)	(2,543)

Net (loss)/income	(6,364)	7,779	1,113	(61,236)	(17,789)	(2,543)
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	2,724	(5,590)	(799)	4,739	(6,892)	(986)
Fair value changes of amounts due to related party due to own credit risk	451	99	14	197	(354)	(51)
Total other comprehensive (loss)/income	3,175	(5,491)	(785)	4,936	(7,246)	(1,037)

Total comprehensive (loss)/income	(3,189)	2,288	328	(56,300)	(25,035)	(3,580)

Net (loss)/income per ordinary shares outstanding
Basic	(0.08)	0.09	0.01	(0.78)	(0.22)	(0.03)
Diluted	(0.08)	0.09	0.01	(0.78)	(0.22)	(0.03)
Weighted average number of ordinary shares outstanding
Basic	79,790,303	83,187,161	83,187,161	78,043,661	82,581,013	82,581,013
Diluted	79,790,303	83,968,740	83,968,740	78,043,661	82,581,013	82,581,013

Reconciliation of GAAP Operating Expenses and Operating Loss/Income to Non-GAAP Operating Expenses and Operating Loss/Income (Unaudited)

(All amounts in thousands)

	For the Six Months Ended			For the Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Selling and marketing expenses	(37,840)	(30,999)	(4,433)	(79,501)	(68,249)	(9,759)
Add: Share-based compensation expenses	2,058	1,202	172	5,690	3,053	437
Adjusted Selling and marketing expenses	(35,782)	(29,797)	(4,261)	(73,811)	(65,196)	(9,322)

General and administrative expenses	(46,104)	(38,503)	(5,506)	(107,857)	(75,758)	(10,833)
Add: Share-based compensation expenses	4,126	9,769	1,397	26,272	20,443	2,923
Dispute resolution expenses	-	-	-	2,355	-	-
Adjusted General and administrative expenses	(41,978)	(28,734)	(4,109)	(79,230)	(55,315)	(7,910)

Research and development expenses	(19,422)	(18,945)	(2,709)	(37,947)	(37,238)	(5,325)
Add: Share-based compensation expenses	562	341	49	1,895	853	122
Adjusted Research and development expenses	(18,860)	(18,604)	(2,660)	(36,052)	(36,385)	(5,203)

Total operating expenses	(103,366)	(88,447)	(12,648)	(225,305)	(181,245)	(25,917)
Adjusted total operating expenses	(96,620)	(77,135)	(11,030)	(189,093)	(156,896)	(22,435)

Operating (loss )/income	(9,305)	6,128	876	(66,543)	(20,887)	(2,986)
Add: Share-based compensation expenses	6,752	11,312	1,618	33,869	24,352	3,482
Amortization of intangible assets related to acquisition	1,050	1,050	150	2,100	2,100	300
Dispute resolution expenses	-	-	-	2,355	-	-
Adjusted operating (loss)/income	(1,503)	18,490	2,644	(28,219)	5,565	796

Reconciliation of GAAP Net Loss/Income and Net Loss/Income Per Ordinary Share to Non-GAAP Net Loss/Income and Net Loss/Income Per Ordinary Share (Unaudited)

(All amounts in thousands, except for share data and per share data)

	For the Six Months Ended			For the Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Net (loss)/income	(6,364)	7,779	1,113	(61,236)	(17,789)	(2,543)
Add: Share-based compensation expenses	6,752	11,312	1,618	33,869	24,352	3,482
Amortization of intangible assets related to acquisition	1,050	1,050	150	2,100	2,100	300
Change in fair value of warrant	742	(362)	(52)	(2,634)	(1,476)	(211)
Changes in fair value of amounts due to related party	(2,529)	2,409	344	757	4,461	638
Dispute resolution expenses	-	-	-	2,355	-	-
Adjusted net (loss)/income	(349)	22,188	3,173	(24,789)	11,648	1,666

Weighted average number of ordinary shares used in computing non-GAAP adjusted net loss per ordinary share
Basic	79,790,303	83,187,161	83,187,161	78,043,661	82,581,013	82,581,013
Diluted	79,790,303	83,968,740	83,968,740	78,043,661	83,233,760	83,233,760

Net (loss)/income per ordinary share
Basic	(0.08)	0.09	0.01	(0.78)	(0.22)	(0.03)
Diluted	(0.08)	0.09	0.01	(0.78)	(0.22)	(0.03)

Non-GAAP adjustments to net (loss)/income per ordinary share
Basic	0.08	0.18	0.03	0.46	0.36	0.05
Diluted	0.08	0.17	0.03	0.46	0.36	0.05

Adjusted net (loss)/income per ordinary share
Basic	-	0.27	0.04	(0.32)	0.14	0.02
Diluted	-	0.26	0.04	(0.32)	0.14	0.02